Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Income (Loss):
Income (Loss) before income taxes	$220	$(241)	$(144)	$(1,900)
Add: Total fixed charges (per below)	434	390	953	803
Less: Interest capitalized	13	12	25	24
Total earnings (loss) before income taxes	$641	$137	$784	$(1,121)
Fixed charges:
Interest	$168	$154	$428	$321
Portion of rental expense representative of the interest factor	261	221	514	451
Amortization of debt expense	5	15	11	31
Total fixed charges	$434	$390	$953	$803
Ratio of earnings to fixed charges	1.49	—	—	—
Coverage deficiency	$—	$253	$169	$1,924